Form 10-K405, Exhibit 13
period 1996-12-31
CYTYC CORP
filed 1997-03-31
CIK 849778

SUMMARY ANNUAL REPORT 1996


[Four photographs on the left hand side of page, from top to bottom: cells on a ThinPrep Pap Test Slide; clinical laboratory technician examining slides; female patient; female physician.]


                          Cytyc Corporation

                          Creating a Clearer Picture
                          of Women's Health

CLEAR VISION

A Major Step in Women's Healthcare


It started with a simple test. A simple Pap smear, the routine test given to detect cervical cancer in women. But for travel management consultant Mindy Cimmino, this particular test turned out to be anything but routine.

She was told that her test results were "inconclusive." Her doctor explained that there was nothing to worry about. However, several more Pap smears and other more invasive procedures still couldn't provide a clear answer. Mindy's initial concern soon turned to frustration.

Sadly, Mindy Cimmino's story is not that unique. Each year, it is estimated that an average 5% of the 50 million Pap smears performed in the United States are classified as inconclusive. In most cases, the problem can be attributed to the 50-year-old Pap smear test itself.

Although the Pap smear has been credited with decreasing invasive cervical cancer by 70% since the 1950s, the test has its limitations. Often, cervical cells are obscured by elements such as blood, mucus, and inflammation when the patient sample is smeared onto a slide, and as much as 80% may be discarded in the physician's office. As a result, abnormal cells can be difficult to detect.

OVERCOMING THE LIMITATIONS

Mindy knew that cervical cancer is highly curable when detected early, so she sought a second opinion. Fortunately, she visited a gynecologist who evaluated her sample using the ThinPrep(TM) Pap Test(R) from Cytyc Corporation. This new, fluid-based method of cell sample preparation detected abnormalities that allowed Mindy's doctor to diagnose and treat her precancerous condition early. Today she is fully recovered.

       [Photograph of patient Mindy Cimmino with the following caption:]

   Travel management consultant Mindy Cimmino refused to accept the inconclusive results of her Pap smear tests. She then turned to the ThinPrep Pap Test, a new fluid-based technology, which clearly showed she had precancerous cells.


Cytyc's mission is to improve early detection, and therefore reduce the risk of cervical cancer for all women. No woman should have to face inconclusive test results. Rather, she should enjoy peace of mind in knowing she can obtain a clearer picture of her state of health.

The recent availability of the ThinPrep Pap Test represents a major step in that direction.

--------------------------------------------------------------------------------

                                                            Financial Highlights


                                            Cytyc Corporation was financially on
                                            target for 1996. With the
                                            introduction of the ThinPrep Pap
                                            Test, the Company's revenues
                                            increased substantially over
                                            revenues in 1995. The substantial
[Two photographs: photograph of cells       increase can be directly attributed
on a ThinPrep Pap Test Slide and            to initial sales of the new product,
photograph of microscope, with the          which was shipped both domestically
following caption:]                         and internationally.

By presenting cells representative
of the patient's condition and
by eliminating obscuring elements,
the ThinPrep Pap Test provides lab
technicians with a clearer view to
help detect abnormal cervical cells.


                                                                            1996

                                                        INSTALLED BASE WORLDWIDE


                                         [Bar graph entitled "1996 Installed
                                         Base Worldwide" providing information
                                         for the quarters ended January, March,
                                         June, September and December 1996 of
                                         the number of ThinPrep 2000
                                         Processors placed during each period
                                         with the following caption:]

                                         The number of ThinPrep 2000 Processors
                                         placed indicates steady growth in 1996.
                                         Cytyc commenced full-market launch in
                                         early 1997.

--------------------------------------------------------------------------------

CLEAR PROGRESS

2
-

Reflecting on a Year of Milestones
     Message from the President

[Photograph of Patrick J. Sullivan, President and Chief Executive Officer of the Company, with the following caption:]

PATRICK J. SULLIVAN
President and Chief Executive Officer


This has been an exciting year of milestones for Cytyc Corporation and its shareholders. Since the Company's inception, our goal has been to improve the state of diagnostic testing and to protect women like Mindy Cimmino from ever developing cervical cancer. We took a major step toward that goal this year with the initial launch of the first major improvement in over 50 years of cervical cancer screening: the ThinPrep Pap Test. That was just one of many highlights that made 1996 so memorable.

In March, we conducted our initial public offering of three million shares of common stock. The proceeds have gone to increase our manufacturing capacity, to support new product development, and to expand our sales and marketing efforts for the ThinPrep Pap Test. Two months later, the FDA approved our ThinPrep 2000 System as a replacement for the conventional Pap smear in screening for cervical cancer.

That approval was followed by a preliminary marketing program aimed at educating laboratories, physicians, and managed care providers about the clinical and economic benefits of the ThinPrep Pap Test. In November, the FDA further strengthened our claims by issuing a supplemental approval confirming that the ThinPrep Pap Test is a "significantly more effective" method of screening for low-grade squamous intraepithelial lesions (LSIL) and more severe lesions of the cervix in screening center populations.

Also in November, we received an early indication that the health insurance community would embrace the ThinPrep method when United HealthCare Corporation announced its decision to cover the test for its subscribers. This was welcome news because, with a subscriber base of over 14 million people, United HealthCare is one of the nation's leading providers of health insurance. The insurer will cover the ThinPrep Pap Test as part of its continuing focus on early detection and prevention of disease.

Another major milestone we achieved in 1996 was the relocation of our corporate headquarters to a renovated facility in Boxborough, Massachusetts. With 50,000 square feet of space, this facility provides the manufacturing capacity needed to meet the growing demand for the ThinPrep Pap Test and its related supplies, while we continue to pursue research and development. The facility also includes a state-of-the-art training center designed to train customers on the ThinPrep Pap Test.

As incredible as this past year was, the future looks even brighter. In January 1997, we initiated a full-scale marketing and sales launch of the ThinPrep Pap Test, and hired and trained an aggressive new sales force. Our goal is clear: market conversion from the conventional Pap smear to the ThinPrep Pap Test. We are confident we will soon fully realize the promise the future holds for women's health, our shareholders, and our Company.

/s/ Patrick Sullivan

--------------------------------------------------------------------------------
"Our message is clear and simple --
the ThinPrep Pap Test is a better and more effective method of screening for cervical cancer."

     Patrick J. Sullivan
     President, CEO

                                                                               3
                                                                               -
   [Photograph of the executive officers of the Company, including from left to right:]


DANIEL J. LEVANGIE
Sales

TED S. GEISELMAN
Engineering and Operations

MICHAEL F. ADAMS
Regulatory Affairs and
Quality Assurance

VICTORIA ROBINSON
Service Operations

ROBERT J. SILVERMAN
Marketing

JAMES LINDER, MD
Medical Affairs

DAVID J. ZAHNISER, PHD
Scientific Affairs

JOSEPH W. KELLY
Finance

--------------------------------------------------------------------------------

CLEAR SOLUTION

4
-

The ThinPrep Pap Test
   Clear and Simple


PROMISE FULFILLED

For the first time in 50 years, there is a test that overcomes many of the limitations of the conventional Pap smear method. The ThinPrep Pap Test achieves this by improving sample quality right from the start.

The test is performed using the ThinPrep System, which consists of the ThinPrep 2000 Processor and patented reagents, filters, and other supplies. The process begins with the physician taking a cervical sample from the patient in the usual fashion. Rather than smearing the collection device onto a microscope slide, the physician simply immerses the collection device into a vial filled with Cytyc Corporation's proprietary PreservCyt(R) Solution.

This method captures virtually 100% of the patient's cell sample and preserves it before the cells can be damaged by air drying. The ThinPrep specimen vial is then labeled and sent to a laboratory equipped with the ThinPrep 2000 Processor for slide preparation.

HOW THINPREP IMPROVES SLIDE QUALITY

At the laboratory, the vial is placed into the automated processor, which separates the cervical cells from obscuring artifacts such as blood, mucus, and inflammation. These are the factors that can render a slide compromised or unsuitable for diagnostic review.

Once the debris has been removed, the processor prepares a clear, representative sample slide. Consequently, the ThinPrep Pap Test produces more slides that are suitable for diagnostic review, and fewer compromised slides that can yield inconclusive results.

HOW THINPREP REDUCES FALSE NEGATIVES

One of the drawbacks of the conventional Pap smear method is that only a small portion of the patient cervical cell sample is captured and preserved. As much as 80% of the sample can be discarded with the collection device. The discarded portion of the sample may contain the abnormal cells necessary for an accurate diagnosis.

The ThinPrep Pap Test, however, captures virtually all of the patient's cervical cell sample in the preservative

[Photograph of a clinical laboratory technician using the ThinPrep System to screen ThinPrep Pap Test Slides.]
--------------------------------------------------------------------------------

"The ThinPrep Test will quickly become the new standard of care for cervical cancer screening by standardizing the sample preparation."

     Raheela Ashfaq, MD
     Director of Cytology
     Parkland Memorial Hospital

                                                                               5
                                                                               -

solution. This allows the laboratory to produce a slide that is a more accurate representation of the patient's true condition. The merits of this method were proved in clinical trials, where the ThinPrep Pap Test identified 65% more positive cases in screening center populations and 6% more positive cases in high-risk populations than the conventional Pap smear.

[Photograph of the ThinPrep 2000 Processor, PreservCyt Vials, ThinPrep Pap Test Slides and TransCyt Filters with the following caption:]

Sample Collection
At the lab, the PreservCyt vial containing the patient's cervical sample is placed into the ThinPrep 2000 Processor.

[Four diagrams depicting the ThinPrep Sample Preparation Process. The text below accompanies each of the four diagrams:]

At the Physician's Office
Sample Collection
Cervical cells are rinsed from the collection device into a vial filled with PreservCyt Solution, then sent to a laboratory equipped with a ThinPrep 2000 Processor.

At the Laboratory
Dispersion
The vial is placed into the processor. The TransCyt/(R)/ Filter rotates within the cell suspension, gently separating cells from blood, mucus, and inflammation without affecting cell morphology.

Cell Collection
A vacuum is then applied to the TransCyt Filter, which collects cells onto the exterior surface of the filter membrane. The ThinPrep 2000 Processor automatically calculates the number of cells collected.


Slide Preparation
The ThinPrep 2000 Processor inverts the filter against a microscope slide and reverses the air pressure, distributing a thin layer of cells in a defined circular area. If needed, additional slides can be produced from the original sample.

--------------------------------------------------------------------------------
  "What a device like this can do is increase the sensitivity and improve the diagnostic accuracy of the Pap smear.''

     Stanley Inhorn, MD
     Director of Cytopathology
     Wisconsin State Laboratory of Hygiene

CLEAR ADVANTAGE

6
-

ECONOMIC ADVANTAGES

REDUCING HEALTHCARE COSTS

Cervical cancer is a disease that progresses through precancerous and cancerous stages over a number of years. However, the disease is virtually 100% curable if it is detected and treated appropriately during the earlier stages.

The Company believes that the earlier detection of cervical disease with the ThinPrep Pap Test should result in a reduction in the overall cost of treatment. And, by improving specimen quality, the ThinPrep Pap Test can reduce medical costs associated with unnecessary repeat office visits.

The economic advantages of the ThinPrep Pap Test have recently been confirmed by a cost-effectiveness analysis prepared by an independent pharmacoeconomic consulting firm. This simulated, long-term analysis found that the use of the ThinPrep Pap Test resulted in significantly lower screening and treatment costs. The report concluded that this remarkable outcome was primarily the result of two factors: greater sensitivity, which reduced treatment costs, and improved specimen adequacy rates, which reduced the need for repeat testing.

Along with earlier detection of cervical disease and reduction in less-than-adequate samples, the ThinPrep System may also have economic value in reducing borderline Pap smears. The National Cancer Institute estimates that equivocal Pap smear diagnoses add $3.6 billion to annual U.S. healthcare system costs due to expensive and often unnecessary follow-up colposcopies and biopsies.

Cytyc is currently working with the National Cancer Institute and others to demonstrate the potential of combining the ThinPrep Pap Test with other diagnostic tests to reduce borderline diagnoses. Such an alternative, noninvasive approach could provide physicians with more information on which to base a definitive diagnosis, while further reducing overall healthcare costs (see Expanding Application of ThinPrep Technology, page 8).

[Photograph of a vial of the PreservCyt Solution for the ThinPrep Pap Test.]
--------------------------------------------------------------------------------
The ThinPrep Pap Test significantly improves detection of abnormalities -- low-grade disease (LSIL) and more severe abnormalities -- by 65% in screening center populations and by 6% in hospital populations.

                                                                               7
                                                                               -

[Photograph of cells on a conventional Pap Smear Slide with the following caption:]

CONVENTIONAL PAP SMEAR SLIDE
Blood, mucus, and inflammation can obscure cervical cells, making a diagnosis difficult.

[Photograph of cells on a ThinPrep Pap Test Slide with the following caption:]

THINPREP PAP TEST SLIDE
Through processing, obscuring elements are removed. The result is a clearer, more readable slide for diagnostic review.

--------------------------------------------------------------------------------
                         "I think that most clinicians would welcome any attempt
                      to reduce the false-negative rate and to provide increased screening for cervical cancer.''

                                    Thomas V. Sedlacek, MD
                                    The Graduate Hospital, Philadelphia

CLEAR ADVANCEMENTS

8
-

BEYOND 1996

COMMITMENT TO INNOVATION

Cytyc Corporation is committed to improving cervical cancer detection and appropriate treatment by developing innovative products and methods designed to aid medical professionals in this field.

The ThinPrep 2000 Processor is a giant step in that direction. Cytyc's goal is to continue expanding the instrument's applications, and to improve its technology, in order to solve problems inherent in cervical cancer screening.


EXPANDING APPLICATION OF THINPREP TECHNOLOGY

Since only a portion of the patient specimen is used to prepare the initial ThinPrep Pap Test slide, the ThinPrep fluid-based system is ideally suited for follow-up testing. Supplemental diagnostic strategies that would reduce costs while maintaining quality care are currently being explored. Additional diagnostic testing of the residual sample can increase the information yielded from a single patient sample. For example, the Company believes that in the future, identification of sexually transmitted diseases often linked with cervical cancer, such as human papilloma-virus (HPV), may be performed directly from the same ThinPrep sample vial.

[Photograph of a Company employee standing next to the Company's ThinPrep 3000 Processor, with the following caption:]

The ThinPrep 3000 Processor is an automated batch-processing instrument that combines superior quality with increased efficiency by handling up to 80 sample vials at one time.

                                                                               9
                                                                               -

TESTING FOR HPV

There is evidence of a strong correlation between HPV infection and the progression of cervical cancer. Based upon this relationship, researchers hope to determine whether HPV typing of samples diagnosed as borderline or ASCUS (atypical squamous cells of undetermined significance) may help triage women into more conservative follow-up than colposcopy and biopsy when appropriate.

The National Cancer Institute is currently conducting one such study. Its six-year, multicenter Triage Study uses the ThinPrep Pap Test in conjunction with HPV DNA typing to assess triage strategies. By using this approach, the patient's condition can be predicted without repeat patient examination, which could potentially reduce patient anxiety while substantially increasing cost savings.

Preparing for the day when HPV triage could become accepted by the medical community, Cytyc has submitted a Premarket Approval Supplement to the FDA that would allow patients with borderline diagnoses of precancerous cells to be tested for HPV directly from the sample collected from the ThinPrep Pap Test.

THE THINPREP 3000 PROCESSOR

Another way Cytyc is advancing the ThinPrep technology is with the ThinPrep 3000 Processor, which incorporates the technology of the ThinPrep 2000 Processor with walk-away convenience and laboratory efficiency.

This next-generation batch-processing instrument has the capability to process 80 sample vials without operator attendance. It uses the same standard ThinPrep Pap Test disposables, TransCyt(R) Filters, and PreservCyt Solution, and it provides the same slide-to-slide quality and uniformity. The processor automates patient sample preparation and prevents any possibility of cross-contamination.

[Photograph of ThinPrep Pap Test Slide being utilized for an HPV test with the following caption:]

Cervical Cancer and HPV Testing for HPV from a preserved ThinPrep Pap Test sample could provide physicians with valuable diagnostic information on precancerous and benign cells prior to treatment.

--------------------------------------------------------------------------------
"This is the biggest advance in 50 years in preparation of Pap smears. It's really not a smear anymore.''

     Mark Schiffman, National Cancer Institute, in the Wall Street Journal, November 7, 1996

CLEAR SUPPORT

10
--

POSITIONING FOR GROWTH

DEVELOPING A UNIQUE MARKETING STRATEGY

Cytyc Corporation's objective is to establish the ThinPrep System as the standard of care for the collection, preservation, and slide preparation of cervical cell specimens. To achieve this, the Company's marketing and sales strategy is to gain broad acceptance and promote the benefits of the ThinPrep System among three key audiences: healthcare providers, clinical laboratories, and third-party payors.

In 1996, Cytyc implemented a preliminary launch program targeting these three key groups. Components of Cytyc's marketing efforts included a comprehensive public awareness program, as well as physician and laboratory announcements, advertising, and regional direct-to-physician test marketing.

Full market launch, which began in January 1997, builds on the previous components while adding some compelling new ones. The most notable addition is Cytyc's recently expanded sales force. After completing a comprehensive sales training program, the new sales representatives were assigned in teams to focus specifically on our target audiences.

The main focus of the 1997 full-launch efforts are Ob/Gyns in major metropolitan areas. Additional materials developed to address this audience include patient education materials for the physician's office and product background for physicians to help document the superior effectiveness of the ThinPrep Pap Test.

TRAINING IS A CORNERSTONE

The training of lab technicians on how to use the ThinPrep 2000 Processor for the ThinPrep Pap Test is a cornerstone for gaining acceptance of the new system. Therefore, as clinical laboratories sign on, pathologists and technicians participate in an intensive, hands-on training course at Cytyc headquarters.

In 1996, over 300 specialists representing over 75 labs completed training in the Boxborough facility. To further support these specialists back in the lab, Cytyc provides a Specialists from clinical laboratories throughout the country receive hands-on training at Cytyc headquarters. Laboratory Implementation Kit that makes the transition from conventional preparations to the ThinPrep method easier.

STRONG TECHNICAL SUPPORT

The long-term success of the ThinPrep Pap Test depends on customer satisfaction, so to maintain a high-level of acceptance, Cytyc provides a full range of Technical Support Personnel and Services for the ThinPrep 2000 Processor.


[Photograph of three clinicial laboratory technologists receiving hands-on training at the Company's headquarters with the following caption:]

Specialists from clinical laboratories throughout the country receive hands-on training at Cytyc headquarters.

--------------------------------------------------------------------------------
[Photograph of two of the Company's sales materials including one document entitled "ThinPrep Pap Test Sales Training Series" and another entitled "Improved Quality From the Start" with the following caption:]

Cytyc provides a full range of support materials aimed at gaining acceptance of the ThinPrep Pap Test.


"Not only will we increase our business base through ThinPrep marketing efforts, we will also continue to build our credibility and reputation as a leader in the field of cervical cytology. That benefit is invaluable."

     William Jaffurs, MD, Director
     Cytology Services of Maryland, Inc.

                                                                              11
                                                                              --

CORPORATE INFORMATION


Corporate Officers

Patrick J. Sullivan
President and
Chief Executive Officer

Michael F. Adams
Vice President, Regulatory Affairs
 and Quality Assurance

Ted S. Geiselman
Vice President, Engineering and
 Operations

Joseph W. Kelly
Chief Financial Officer
Vice President, Treasurer and
 Secretary

Daniel J. Levangie
Vice President, Sales

James Linder, MD
Medical Director

Victoria Robinson
Vice President, Service Operations

Robert J. Silverman
Vice President, Marketing

David J. Zahniser, PhD
Vice President, Scientific Affairs


Copies of the Company's Form 10-K, Form 10-Q, the quarterly earnings releases issued by the Company, or recent news releases may be obtained through:

Cytyc Worldwide Web Homepage: http://www.cytyc.com or by writing to:

Investor Relations
Cytyc Corporation
85 Swanson Road
Boxborough, Massachusetts 01719

Registrar and Transfer Agent

The First National Bank of Boston
Shareholder Service, Client
 Administration
Mail Stop 45-02-62
P.O. Box 1865
Boston, Massachusetts 02105
617-575-3120

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes, and changes of ownership or name in which shares are held.


Independent Accountants

Arthur Andersen LLP
Boston, Massachusetts

Legal Counsel

Testa, Hurwitz & Thibeault, LLP
Boston, Massachusetts

Stock Symbol

Cytyc common stock trades on the
NASDAQ National Market under the symbol "CYTC."

Annual Meeting

The annual meeting of shareholders will be held on Friday, May 9, 1997, at 9:30 a.m. at the Boxborough Holiday Inn, One Adams Place, Boxborough, Massachusetts.

[Photograph of the Company's headquarters in Boxborough, Massachusetts, with the following caption:]

Cytyc relocated its headquarters to Boxborough, Massachusetts, in June 1996 to accommodate the Company's rapidly growing needs.

--------------------------------------------------------------------------------

Board of Directors
Frederick R. Blume        Janet G. Effland     Edwin M. Kania        Patrick J. Sullivan
C B Health Ventures       Patricof & Company   OneLiberty Ventures   Cytyc Corporation

Guy de Chazal             Franklin J. Iris     C. William McDaniel   Monroe Trout, MD
Morgan Stanley Ventures   Iris & Associates    CWM Associates        Chairman Emeritus,
                                                                     American Healthcare Systems


CLEAR PROGRESS

12
--

Five-Year Selected Financial Data

     This 1996 Summary Annual Report contains selected financial information, including the five-year financial summary below. Completed consolidated financial statements, including notes to the consolidated financial statements, as well as management's discussion and analysis of financial condition and results of operations, are presented in the Company's 1996 Annual Report on Form 10-K.

     (Dollars in thousands except per share data)

--------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA

     For the five years ended December 31,                1996       1995      1994      1993       1992
     -----------------------------------------------------------------------------------------------------
     Sales                                              $  8,198   $ 4,273   $ 2,920   $  3,441   $ 2,589
     Gross profit                                       $  3,844   $ 1,860   $   695   $ (1,647)  $   509
     Selling, marketing, and administrative expenses    $ 13,232   $ 4,114   $ 2,674   $  5,674   $ 3,005
     Research expense                                   $  4,689   $ 3,908   $ 2,175   $  3,058   $ 2,859
     Other income (expense)                             $  2,158   $   247   $  (112)  $    108   $   220
     Net loss                                           $(11,919)  $(5,915)  $(4,266)  $(10,271)  $(5,135)
     Net loss per share                                   $(0.92)   $(0.54)   $(0.48)    $(1.22)   $(0.65)
     -----------------------------------------------------------------------------------------------------
     Shares used in computing net loss per share          12,982    10,868     8,954      8,409     7,849

--------------------------------------------------------------------------------

BALANCE SHEET DATA


     As of December 31,                                      1996       1995       1994       1993       1992
     ----------------------------------------------------------------------------------------------------------
     Cash, cash equivalents, and short-term investments    $ 39,057   $  7,902   $  2,777   $  1,662   $  7,558
     Property and equipment, net                           $  5,251   $    940   $    468   $    322   $    793
     Total assets                                          $ 50,183   $ 11,025   $  3,851   $  3,217   $ 10,190
     Total liabilities                                     $  3,502   $  2,947   $  5,963   $  4,100   $    811
     Accumulated deficit                                   $(47,107)  $(35,188)  $(29,273)  $(25,007)  $(14,736)
     Total stockholders' equity                            $ 46,681   $  8,078   $ (2,112)  $   (883)  $  9,380
     ----------------------------------------------------------------------------------------------------------
     Shares outstanding                                      14,013     10,087     16,559     14,108     14,093

--------------------------------------------------------------------------------
Forward-looking statements in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that statements in this report which are not strictly historical statements, including, without limitation, statements regarding management's plans and objectives for future operations, product plans and performance, potential savings to the healthcare system, management's assessment of market factors, as well as statements regarding the strategy and plans of the Company, constitute forward-looking statements. Such statements involve risks and uncertainties of the Company, including, without limitation, risks associated with the Company's dependence on a single product, uncertainty of market acceptance, and limited number of customers, as well as risks of downturns in economic conditions generally, and in the healthcare industry specifically, risks associated with competition and competitive pricing pressures, and other risks detailed in the Company's filings with the Securities and Exchange Commission, including its 1996 Form 10-K filed with the Commission.

                          [LOGO OF CYTYC CORPORATION]

Cytyc(R), the Cytyc(R)logo, ThinPrep(R), TransCyt(R), PreservCyt(R), EnhanceCyt(R), and CytoLyt(R) are registered trademarks of the Company, and ThinPrep(TM) Pap Test(R) is a trademark of the Company for which registration has been applied. All other trademarks and registered trademarks are the property of their respective owners.

                          [LOGO OF CYTYC CORPORATION]


                     85 SWANSON ROAD, BOXBOROUGH, MA 01719
                    PHONE 508-263-8000    FAX 508-635-1033